Exhibit 99.4

EXPERTS

The consolidated financial statements of TIM Participações S.A. included in the TIM Participações S.A. Annual Report (Form 20-F) for the year ended December 31, 2005, have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TIM Participações S.A. and the consolidated financial statements of TIM Celular S.A. included in the TIM Participações S.A. Form 6-K/A dated May 22, 2006, have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.